1-14464

P.E.
8/1/02

UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the month of August 2002

TV Azteca, S.A. de C.V.
(Exact name of registrant)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)

Date: August 28, 2002

By: ______________________
Name: Othón Frías
Title: Attorney-in-Fact

CARLOS HESLES APPOINTED CFO OF TV AZTECA

—Mr. Hesles Succeeds Rodrigo Pliego, Who Was Named CFO of Grupo Elektra—

FOR IMMEDIATE RELEASE

Mexico City, August 27, 2002—TV Azteca, S.A. de C.V. (NYSE:TZA; BMV:TVAZTCA), one of the two largest producers of Spanish language television programming in the world, today announced the appointment of Carlos Hesles to the position of Chief Financial Officer. Mr. Hesles succeeds Rodrigo Pliego, who today was named Chief Financial Officer of Grupo Elektra, S.A. de C.V. (NYSE: EKT, BMV: ELEKTRA), Latin America's leading specialty retailer and consumer finance company.

Mr. Hesles joined TV Azteca in early 1996, as Treasurer in charge of managing corporate cash flow and investments. He brings years of experience in finance, banking, and management to his new position. His extensive knowledge of nearly every aspect of TV Azteca's operations includes direct supervision of Azteca Studios, the company's vitally important production arm, as well as budgeting and cost control. With five years of sharing administrative and finance tasks with Rodrigo Pliego, Mr. Hesles is currently the ranking member of the company's Executive Committee, Production Committee, Novelas Committee, and weekly meetings to oversee TV Azteca's overall budgeting and program profitability.

Prior to joining TV Azteca, Mr. Hesles was an investment banker with Serfin, Mexico's third largest bank. He is a CPA, who holds a BA degree in accounting, as well as post-graduate degrees in finance.

Pedro Padilla, TV Azteca's Chief Executive Officer, said, "Carlos Hesles' broad knowledge of TV Azteca's operations make him an excellent choice to succeed Rodrigo Pliego as Chief Financial Officer. Content and programming are at the core of TV Azteca's success, and Carlos knows these areas better than any executive in the company does. He knows the ins and outs of production and is in a great position to help the investment community better understand how TV Azteca manages programming production to both maximize profitability and meet the needs of our advertisers."

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel
5255 3099 9167
jrangelk@tvazteca.com.mx

Rolando Villarreal
5255 3099 1313 ext. 2787
rvillarreal@tvazteca.com.mx

Media Relations:

Tristán Canales
5255 9099 1313, ext. 1585